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                                  UNITED STAES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No.____________)*


                           Uranium Power Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   917022105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


             Theresa M. Mehringer, Esq., c/o Smith McCullough, P.C.
     4643 S. Ulster Street, Suite 900, Denver, Colorado 80237 (303) 221-6000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                    12/13/99
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No. 917022105


   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

       Mark T. Smith
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                             (a)  [  ]
                                                             (b)  [  ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (See Instructions)

       PF
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            600,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                   0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             600,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                             0
                  --------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       600,000
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)   [  ]


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.7%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

       IN
--------------------------------------------------------------------------------

Item 1.   Security and Issuer

               Common Stock, $.001 par value per share
               Uranium Power Corporation
               206 - 475 Howe Street
               Vancouver, British Columbia
               Canada  V6C  2B3

Item 2.   Identity and Background

          (a)  The Reporting Person is Mark T. Smith

          (b)  The residence address of the Reporting Person is:

               5090 Warwick Terrace
               Pittsburgh, PA 15213

          (c)  The principal occupation of the Reporting Person is:

               Pharmaceutical Company President

               The principal business address of the Reporting Person's employer is:

               Oakwood Laboratories LLC
               7670 First Place
               Oakwood, OH 44146

          (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

               The Reporting Person acquired 600,000 shares of the Issuer from the Issuer in a private placement on December 8, 1999. The source of the funds for the purchase was personal funds.

Item 4    Purpose of Transaction

               The Reporting Person acquired the Issuer's securities for investment purposes. The Reporting Person has no plans at this time to acquire additional shares of the Issuer, or to dispose of shares of the Issuer.

Item 5    Interest in the Securities of the Issuer

          (a) The Reporting Person directly owns 600,000 shares, resulting in beneficial ownership by the Reporting Person of an aggregate of 600,000 shares, representing approximately 8.7% of the Issuer's outstanding common stock as of March 3, 2000.

          (b) The Reporting Person has the sole power to vote, direct the vote of, dispose of and direct the disposition of 600,000 shares of common stock.

          (c) No transactions in the Issuer's common stock have been effected in the last 60 days by the reporting Person.

          (d) No other person has rights with respect to the securities beneficially owned by the Reporting Person.

          (e)  Not Applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

               None

Item 7.   Material to be Filed as Exhibits

               None

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 3, 2000



                                           /s/ Mark T. Smith
                                           -------------------------------------
                                           Mark T. Smith